March 18, 2016

VIA EDGAR

Jennifer Gowetski

Special Counsel

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

Washington, D.C.

Re: QMC Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 5, 2016

File No. 333-206157

Dear Ms. Gowetski:

On behalf of QMC Systems, Inc. (the “Registrant” or the “Company”) we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comments and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

Risk Factors / You may have limited access to information … page 14

1.	We note your disclosure on page 14 that indicates you have no current plans to file a Form 8-A. We further note your disclosure on pages 26 and 34 that you intend to file a Form 8-A within 30-60 days following effectiveness of the registration statement. Please revise to reconcile your disclosure or advise.

RESPONSE: The Registrant has revised the appropriate risk factor to remove the conflicting statements.

Business Operations, page 24

2.	We note your response to comment 4. We continue to believe you should revise to more specifically describe your CEO’s personal investment network. In addition, please revise to clarify your statement that the “service will allow clients to access to our President and CEO’s personal investment.”

RESPONSE: The Registrant has revised its disclosures to clarify the nature of its CEO’s investment network and its service offerings, as follows:

We will offer our base service to clients as requiring a one-year contract, a nominal set up fee of $250, and a $35 monthly fee. This service will allow clients to access to our President and CEO’s personal network of real estate and investment industry professionals that she has amassed over her many years of business dealings, as well as provide access to various educational materials that will be created by our CEO.

This network of professionals includes over 1,200 service professionals involved in different aspects of the investment industry, all of whom have been personally vetted by our CEO. Our CEO intends to make this network available for clients to access at any time (likely through an online portal). Additionally, training materials developed by our CEO will assist clients in learning about the U.S. real estate market and the basics of investing in U.S. companies.

Target Markets and Marketing Strategy, page 25

3.	We note your response to comment 5 and the revised disclosure. Please revise to more specifically describe the services you intend to provide, including explaining how “exclusive access to a large online portal of investors and an array of educational material” will put potential customers “in touch with trusted parties.”

RESPONSE: The Registrant has amended its disclosures to more specifically describe the services it intends to provide, including its online portal, as follows:

Our primary target market will consist of foreign investors looking to invest in the US real estate market or in other U.S-based businesses but who may lack the resources, knowledge, or contacts to do so on their own. Specifically, we will focus on Asian investors earning a median income. We plan to offer them a comprehensive array of educational services that will educate them about the current climate of potential non-traditional investments (e.g. small business; real estate). Many foreign investors lack knowledge of the basic requirements of doing business in the U.S., such as zoning or other regulations governing certain industries, insurance requirements, and tax ramifications. Our training program will provide these investors with comprehensive training sessions and an array of educational material that will introduce and familiarize clients with the US investment market, as well as walk them through solutions to common issues they will inevitably face in investing in U.S. businesses or real estate.

In addition to our training and educational services, we will also offer clients exclusive access to a large online portal containing the contact information of service professionals in the investment industry, as well as a library of educational materials. This portal will allow them to access educational materials on a variety of subjects, which will allow them to gain an understanding of the issues involved with investing in U.S. businesses or real estate and give them the tools to solve those issues. The portal will also allow them to quickly contact independently vetted, trusted professionals, such as accountants and real estate brokers, that can assist them with their U.S. business investments. Having a network of experienced service providers available to support our clients will make a significant difference in their success in their investments in U.S. real estate or other businesses.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 43

4.	We note from your response and revised disclosure that revenue is recognized in accordance with ASC 606-10-25; however, this guidance is not applicable until the annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period with earlier application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Please revise your disclosure to describe your revenue recognition policy under the current accounting guidance.

RESPONSE: The Registrant has revised its disclosures to describe its current revenue recognition policy. The following text has been added: “The Company will recognize revenue in accordance with Accounting Standards Codification No. 605, “Revenue Recognition” ("ASC-605"), ASC-605 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the selling price is fixed and determinable; and (iv) collectability is reasonably assured. Determination of criteria (iii) and (iv) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company will defer any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.”

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

QMC Systems, Inc.